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02018495

SECURITIES AND EXCHANGE COMMISSION

RECEIVED FEB 28 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29496

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Allied Research Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8144 Walnut Hill Lane, Suite 408
(No. and Street)

Dallas	Texas	75231
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 08 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Samuel R. Wakefield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allied Research Services, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHRYN DUNSON
NOTARY PUBLIC
State of Texas
Comm. Exp. 06-17-2002

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Allied Research Services, Inc.

We have audited the accompanying statement of financial condition of Allied Research Services, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Allied Research Services, Inc. as of December 31, 2001 in conformity with U. S. generally accepted accounting principles.

CHESHIER & FULLER, L.L.P.

Dallas, Texas
February 8, 2002

ALLIED RESEARCH SERVICES, INC.
Statement of Financial Condition
December 31, 2001

ASSETS

Cash and cash equivalents	$ 421,984
Receivable from broker-dealers and clearing organizations	277,918
Secured demand notes – related party	2,750,000
Securities owned	2,820,927
Furniture and office equipment, net of accumulated depreciation of $34,668	660
Prepaid services	466,084
Prepaid federal income tax expense	4,269
Other assets	3,299
	$6,745,141

The accompanying notes are an integral part of this financial statement.

ALLIED RESEARCH SERVICES, INC.
Statement of Financial Condition
December 31, 2001

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 129,623
Services payable	533,362
	662,985
Subordinated borrowings – related party	2,750,000
Stockholders' equity:	
Capital stock, $1.00 par, authorized 1,000,000 shares, 33,000 shares issued and outstanding	33,000
Additional paid-in capital	2,753,194
Retained earnings	545,962
Total stockholders' equity	3,332,156
	$ 6,745,141

The accompanying notes are an integral part of this financial statement.

Note 1 - Summary of Significant Accounting Policies

Allied Research Services, Inc. (ARS) (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's clients would be handled by a clearing broker-dealer. The Company is a Texas corporation. The Company's clients are located throughout the United States.

ARS conducts a portion of its business within the safe harbor of Section 28(e) of the Securities Act of 1934 as amended. In that regard, ARS executes brokerage transactions for investment advisors, money managers and plan sponsors (Money Managers) at a negotiated commission rate. As an incentive to use the facilities of ARS for the execution of such brokerage transactions, ARS has developed a system to provide third party research services to Money Managers based upon the frequency of use of its facilities.

Third party research paid for in advance of the execution of brokerage transactions is reflected as an asset and expensed as the related commission income is earned. A liability is recorded for research expense when commission income is earned. Prepaid research expense incurred in behalf of Money Managers that elect not to use the facilities of ARS for the execution of brokerage transactions will be expensed at the time it is determined the facilities will not be used. At December 31, 2001 these prepaid expenses were $466,084. These methods are in accordance with the guidelines suggested by the Securities and Exchange Commission.

Securities transactions are recorded on a trade date basis.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due.

Depreciation on furniture and office equipment is calculated using an accelerated method over a 5 to 7 year life.

Investment account securities are comprised primarily of government securities which are reflected at market value. Securities readily marketable are carried at fair market value and securities not readily marketable are carried at fair value as determined by management of the Company.

ALLIED RESEARCH SERVICES, INC.
Notes to the Financial Statement
December 31, 2001

Note 1 - Summary of Significant Accounting Policies, continued

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had a net capital of approximately $5,517,462 and net capital requirements of approximately $44,221. The Company's ratio of aggregate indebtedness to net capital was .12 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Subordinated Borrowings – Related Party

Borrowings under subordination agreements at December 31, 2001 from the sole shareholder are as follows:

Liabilities pursuant to secured demand note collateral agreements - 12%, due February 28, 2002 fully collateralized by securities	$ 750,000
Liabilities pursuant to secured demand note collateral agreements – 12%, due August 31, 2002 fully collateralized by securities	1,000,000

Note 4 - Subordinated Borrowings – Related Party, continued

Liabilities pursuant to secured demand note collateral agreements – 12%, due November 30, 2002 fully collateralized by securities	1,000,000
	$2,750,000

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 5 - Concentration Risk

At December 31, 2001, and at various other times throughout the year, the Company had cash balances in excess of federally insured limits.

Note 6 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's clients fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of any net loss on the unsettled trades. At December 31, 2001, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 7 - Subsequent Event

On January 29, 2002, the Company submitted for approval to NASD Regulation, Inc. a subordination agreement pursuant to a secured demand note collateral agreement for $1,000,000. The Company received notification on February 4, 2002 that NASD Regulation, Inc. had found the agreement acceptable as a satisfactory subordination agreement.